

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2011

Peter B. Orthwein
President and Chief Executive Officer
Thor Industries, Inc.
419 W. Pike Street
Jackson Center, OH 45334

> **Re: Thor Industries, Inc.**
> **Form 10-Q: For the Quarterly Period Ended April 30, 2010**
> **Filed July 1, 2010**
> **File No. 001-09235**
> **Form 10-K: For the Fiscal Year Ended July 31, 2010**
> **Filed September 29, 2010**
> **File No. 001-09235**

Dear Mr. Orthwein:

We have reviewed your response letter dated March 22, 2011 and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended April 30, 2010

Notification of Late Filing and Application for Extension for File

1. Refer to prior comment one. Based on your response and information contained in the Credit Agreements filed as exhibits to the Forms 8-K dated January 22, 2009, February 3, 2009, and December 22, 2009 we understand the following with respect to the loans:

   A. Mr. Adams was obligated to contribute the loan proceeds as equity to FreedomRoads;
   B. Mr. Adams was obligated to require FreedomRoads to purchase an increasing percentage of its inventory from you;
   C. Mr. Adams was obligated to compel FreedomRoads to immediately spend $10 million of the loan proceeds on purchases of your products; and

    D. The loans to Mr. Adams were secured by a first priority security interest in all of Mr. Adams's interests in FreedomRoads and Mr. Adams cannot sell, transfer, or encumber his interests in FreedomRoads without your prior approval.

As certain steps of the VIE analysis are dependent upon indentifying related parties and de-facto agents, we note that you concluded that Mr. Adams was neither a related party nor a de-facto agent of the Company. However, it appears that the loan conditions noted above may give rise to a related party under ASC 850 (FAS57) as these conditions appear to allow you a measure of control or significant influence over Mr. Adams and FreedomRoads. Please tell us in detail how you evaluated each of the loan conditions in regards to your assertion that the Company did not control or significantly influence Mr. Adams or FreedomRoads.

2. In addition, we note that (i) Mr. Adams was obligated to contribute proceeds of loans received from you as equity to FreedomRoads and (ii) the loans were secured by a first priority security interest in all of Mr. Adams's interests in FreedomRoads and Mr. Adams cannot sell, transfer, or encumber his interests in FreedomRoads without your prior approval. Under ASC 810-10-25-43 (paragraph 16 of FIN 46(R)), these two conditions appear to give rise to a de facto agency relationship. Please tell us in greater detail why you believe that these facts do not give rise to a de facto agency relationship.

3. Please tell us why the exclusivity agreement was not concluded to be a variable interest in FreedomRoads and why you concluded that there was no fair value associated with the agreement. It appears that this agreement changed the operating activity of FreedomRoads by requiring it to purchase 80-90% of its new RVs from you, and this may be an indicator of your participation in the redesign of FreedomRoads. In addition, given that this agreement required FreedomRoads to purchase 80-90% of its new RVs from you, it appears that this exclusivity agreement would have fair value in excess of zero regardless of whether the related inventory purchases were otherwise at market value.

4. Please describe for us in greater detail your method of determining the fair value of your repurchase guarantees. In your response, tell us how you considered (i) the probability of failure of individually significant dealers that you know to be experience financial difficulty, such as FreedomRoads, (ii) the reduction in your dealers' borrowing rate resulting from your guarantee, and (iii) your commitment to undertake the RV remarketing activities in the event an RV is repossessed by the floor plan lender. In addition, tell us how you determined that it is appropriate to classify the consideration allocated to the repurchase guarantee as revenue. Explain how you determined that the income received from your guarantees is part of your ongoing major or central operations.

5. You state that you have consistently accounted for your repurchase obligations as guarantees under ASC 460 since that standard became effective in 2003. We note that your current year disclosure was revised to state that you estimate and defer a portion of the related product sale. Please clarify whether you deferred a portion of the arrangement consideration in periods prior to the fiscal year ended July 31, 2010.

6. Please provide us your detailed calculation of the fair value of the repurchase guarantee for FreedomRoads as of July 31, 2010. Explain the significant assumptions used in determining the fair value.

Form 10-K: For the Fiscal Year Ended July 31, 2010

Controls and Procedures, page 35

7. Please tell us how you determined that internal control over financial reporting was effective as of July 31, 2010 in light of the Form 12B-25 filing. It appears that portions of your VIE analysis was not complete.

You may contact Patrick Kuhn at (202) 551-3308 or me at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief